



Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR NYSE share code: HMY
ISIN: ZAE000015228

OPERATIONAL UPDATE
FOR THE NINE MONTHS ENDED 31 MARCH 2019

HARMONY ON TRACK TO DELIVER ON PRODUCTION GUIDANCE

Johannesburg. Thursday, 2 May 2019. Harmony Gold Mining Company Limited ("Harmony" or "the company") is pleased to provide an operational update for the nine months ended 31 March 2019.

OPERATIONAL UPDATE

NINE MONTHS ENDED MARCH 2019 COMPARED TO NINE MONTHS ENDED MARCH 2018

The South African operations recorded a 4% improvement in the lost time injury frequency rate (per million hours) to 6.16 in the nine months ended 31 March 2019 compared to 6.43 for the nine months ended 31 March 2018.

Total gold production increased by 29% to 33 673kg (1 082 611oz) with underground recovered grade 6% higher compared to the previous comparative period of the March 2018 nine months due to the acquisition of Moab Khotsong (effective 1 March 2018) and build up in production from Hidden Valley (reaching commercial levels of production in June 2018).

The gold price received remained flat in Rand/kg terms at R579 778 for the nine months ended 31 March 2019, compared to R572 513/kg in the previous comparative period. In US$ terms the gold price received decreased by 7 % to US$1 278/oz for the nine months ended 31 March 2019.

Cash operating unit costs increased by 2% to R438 452/kg (decreased by 7% to US$966/oz) and all-in sustaining units cost increased by 5% to R543 432/kg (decreased by 4% to US$1 198/oz) for the nine months ended 31 March 2019 compared to the previous comparative period.

MARCH 2019 QUARTER

Seasonally, the March quarter performance by Harmony's South African operations is influenced by the slower production start-up after the December holiday period.

The Eskom Stage 4 load shedding at the end of the March 2019 quarter, mainly had an impact on production from surface operations. Ore milling and hoisting scheduling arrangements implemented to reduce electricity consumption impacted the continuity of ore processing during the quarter.

The performance of Harmony's largest operations are highlighted below:

* Tshepong Operations: management's focus has seen an improvement in flexibility (face length development and availability) in the March 2019 quarter. Flexibility and mining discipline continue to be key focus areas in delivering an improvement in the performance of the operation;

* Moab Khotsong: the lower recovered grade performance in the March 2019 quarter was due to an increase in higher grade tonnes locked up underground. Mining crews and plans have been implemented to address the lock-up tonnes which will be processed in the June 2019 quarter;

* Hidden Valley: the planned material handling and processing facility maintenance shutdown was successfully conducted in the March 2019 quarter.

Harmony is on track to deliver on annual production guidance.

OPERATING RESULTS SUMMARY

		Nine months ended March 2019	Nine months ended March 2018[1]	Variance %	Quarter ended March 2019	Quarter ended March 2018[1]	Variance %
Gold produced	kg	33 673	26 200	29	10 314	8 782	17
	oz	1 082 611	842 351	29	331 603	282 348	17
Underground grade	g/t	5.60	5.28	6	5.48	5.33	3
Gold price received	R/kg	579 778	572 513	1	595 814	554 718	7
	US$/oz	1 278	1 378	(7)	1 324	1 444	(8)
Cash operating costs	R/kg	438 452	431 130	(2)	457 911	456 237	0
	US$/oz	966	1 038	7	1 017	1 118	14
Production profit	Rm	4 813	3 473	39	1 428	761	88
	US$m	341	269	27	102	64	59
All-in sustaining cost	R/kg	543 432	518 861	(5)	578 785	559 458	(3)
	US$/oz	1 198	1 249	4	1 286	1 456	12
Total cash operating cost and capital[2]	R/kg	539 182	508 708	(6)	569 775	539 505	(6)
	US$/oz	1 188	1 227	3	1 266	1 404	10
Exchange rate	R/US$	14.11	12.92	9	14.00	11.95	17

1 The March 2018 comparative periods include Moab Khotsong for one month only. The operation recorded gold produced of 764kg (24 563oz) attributable to the March 2018 month.

2 Excludes investment capital for Hidden Valley in the March 2018 comparative period.

The operational update report has not been reviewed or audited by the company's external auditors. Detailed financial and operational results are provided on a six-monthly basis at the end of December and June.

WAFI-GOLPU UPDATE

Engagement by the Wafi-Golpu Joint Venture (WGJV) with the Papua New Guinea (PNG) government on the application for a special mining lease (SML) for the Wafi-Golpu project progressed during the March 2019 quarter.

The independent technical reviews of the project Environmental Impact Statement was progressed by PNG's Conservation and Environmental Protection Authority, along with discussions with the PNG government on the terms of the mine development contract. The development forum process is expected to commence in the coming months, where local landowner and provincial government agreements will be progressed.

FY19 GUIDANCE UPDATE

Gold production of 1.45 million ounces remains unchanged. Cost guidance is updated to an all-in sustaining unit cost (AISC) of R540 000/kg taking into account the performance for the nine months ended 31 March 2019 as reported and Eskom electricity increases implemented on 1 April 2019 (previously an AISC range of R520 000/kg to R530 000/kg).

HEDGING UPDATE

The volatility and weakening of the Rand exchange rate against the US dollar and higher US$ gold prices during the March 2019 quarter presented an opportunity to top-up Harmony's hedging programme.

The table below shows the open position at 31 March 2019:

		FY2019	FY2020				FY2021			
		Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	TOTAL
Rand Gold										
Forward Contracts	koz	67	67	67	67	67	67	67	46	515
	R'000/kg	610	621	637	642	657	668	674	693	649
Dollar Gold										
Forward Contracts	koz	18	12	11	9	9	6	3	1	69
	US$/oz	1 338	1 351	1 364	1 355	1 363	1 371	1 367	1 387	1 355
Total Gold	**koz**	**85**	**79**	**78**	**76**	**76**	**73**	**70**	**47**	**584**
Currency Hedges										
Rand Dollar										
	$m	89	71	69	64	56	35	24	17	425
Zero Cost Collars	Floor R/$	13.52	14.48	14.59	14.80	14.97	15.33	15.18	15.24	14.55
	Cap R/$	14.17	15.19	15.35	15.57	15.75	16.07	16.18	16.24	15.30
Forward Contracts	$m	72	57	54	54	54	52	17	12	372
	R/$	13.81	14.73	15.04	15.33	15.47	15.91	15.74	15.86	15.04
Total Rand Dollar	**$m**	**161**	**128**	**123**	**118**	**110**	**87**	**41**	**29**	**797**
Dollar Silver										
	koz	90	90	–	–	–	–	–	–	180
Zero Cost Collars	Floor $/oz	17.33	17.40	–	–	–	–	–	–	17.37
	Cap $/oz	18.33	18.40	–	–	–	–	–	–	18.37

Board approved hedging limits:

25% currency (R/US$) over a 24 month period; 20% gold over a 24 month period; 50% silver over a 24 month period.



OPERATIONAL UPDATE
RAND AND US$ RESULTS
FOR THE NINE MONTHS ENDED
31 MARCH 2019

Operating results – Nine months on Nine months (Rand/metric)

		Nine months ended	South Africa — Underground production										South Africa — Surface production					Total South Africa	Hidden Valley[1]	Total Harmony
			Tshepong operations	Moab Khotsong	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	Total Underground	Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface			
Ore milled	– t'000	Mar-19	1 211	763	176	319	578	446	546	458	189	4 686	4 612	2 884	3 249	1 220	11 965	16 651	2 848	19 499
		Mar-18	1 288	70	179	347	516	511	483	483	309	4 186	4 526	2 839	1 794	1 150	10 309	14 495	1 491	15 986
Yield	– g/tonne	Mar-19	4.94	8.07	10.80	3.50	4.62	4.80	6.64	3.70	4.90	5.60	0.121	0.149	0.350	0.74	0.25	1.76	1.55	1.73
		Mar-18	5.54	10.91	12.02	3.64	4.84	4.04	6.61	4.21	3.28	5.28	0.121	0.129	0.410	0.80	0.25	1.70	1.12	1.69
Gold produced	– kg	Mar-19	5 985	6 156	1 901	1 115	2 673	2 143	3 628	1 694	926	26 221	557	429	1 136	904	3 026	29 247	4 426	33 673
		Mar-18	7 133	764	2 152	1 262	2 495	2 063	3 195	2 034	1 013	22 111	548	367	736	919	2 570	24 681	1 519	26 200
Gold sold	– kg	Mar-19	5 910	6 121	1 872	1 143	2 664	2 171	3 687	1 667	917	26 152	552	427	1 127	915	3 021	29 173	4 430	33 603
		Mar-18	7 066	671	2 132	1 300	2 482	2 067	3 133	2 017	1 004	21 872	544	369	732	900	2 545	24 417	1 485	25 902
Gold price received	– R/kg	Mar-19	585 776	565 171	586 755	587 488	589 464	586 967	586 219	586 893	585 347	581 691	568 899	587 417	580 913	587 439	581 614	581 683	567 230	579 778
		Mar-18	576 149	506 738	575 661	574 590	574 081	576 434	576 150	575 884	575 180	573 603	538 994	577 035	569 490	576 544	566 560	572 869	543 805	572 513
Gold revenue	(R'000)	Mar-19	3 461 935	3 459 409	1 098 405	671 499	1 570 331	1 274 305	2 161 391	978 351	536 763	15 212 389	314 032	250 827	654 689	537 507	1 757 055	16 969 444	2 512 827	19 482 271
		Mar-18	4 071 072	340 021	1 227 310	746 967	1 424 870	1 191 489	1 805 079	1 161 559	577 481	12 545 848	293 213	212 926	416 867	518 890	1 441 896	13 987 744	164 773	14 152 517
Cash operating cost (net of by-product credits)	(R'000)	Mar-19	2 991 577	2 368 840	734 150	715 004	1 204 495	1 122 001	1 764 188	914 899	427 880	12 243 034	254 070	163 417	517 656	508 942	1 444 085	13 687 119	1 076 867	14 763 986
		Mar-18	2 868 705	267 758	669 798	675 206	1 039 499	991 186	1 559 565	865 939	624 806	9 562 462	242 472	141 410	298 662	405 781	1 088 325	10 650 787	104 184	10 754 971
Inventory movement	(R'000)	Mar-19	(48 186)	(26 352)	(20 503)	15 102	(10 269)	12 699	24 783	(17 570)	(8 882)	(79 178)	(3 272)	(219)	(5 250)	2 544	(6 197)	(85 375)	(9 150)	(94 525)
		Mar-18	(32 747)	(32 763)	(13 680)	20 325	(908)	2 900	(30 683)	(7 360)	(4 646)	(99 562)	(3 345)	2 120	(2 595)	(9 591)	(13 411)	(112 973)	37 694	(75 279)
Operating costs	(R'000)	Mar-19	2 943 391	2 342 488	713 647	730 106	1 194 226	1 134 700	1 788 971	897 329	418 998	12 163 856	250 798	163 198	512 406	511 486	1 437 888	13 601 744	1 067 717	14 669 461
		Mar-18	2 835 958	234 995	656 118	695 531	1 038 591	994 086	1 528 882	858 579	620 160	9 462 900	239 127	143 530	296 067	396 190	1 074 914	10 537 814	141 878	10 679 692
Production profit	(R'000)	Mar-19	518 544	1 116 921	384 758	(58 607)	376 105	139 605	372 420	81 022	117 765	3 048 533	63 234	87 629	142 283	26 021	319 167	3 367 700	1 445 110	4 812 810
		Mar-18	1 235 114	105 026	571 192	51 436	386 279	197 403	276 197	302 980	(42 679)	3 082 948	54 086	69 396	120 800	122 700	366 982	3 449 930	22 895	3 472 825
Capital expenditure	(R'000)	Mar-19	830 211	418 618	46 917	134 225	216 360	227 527	238 760	80 086	30 226	2 222 930	3 495	4 664	6 435	41 391	55 985	2 278 915	1 112 982	3 391 897
		Mar-18	732 723	40 089	47 440	185 867	195 210	230 955	216 154	92 796	73 601	1 814 835	2 590	16 430	300	92 984	112 304	1 927 139	1 306 250	3 233 389
Cash operating costs	– R/kg	Mar-19	499 846	384 802	386 191	641 259	450 615	523 566	486 270	540 082	462 073	466 917	456 140	380 925	455 683	562 989	477 226	467 984	243 305	438 452
		Mar-18	402 174	350 469	311 244	535 029	416 633	480 459	488 127	425 732	616 788	432 475	442 467	385 313	405 791	441 546	423 473	431 538	393 147	431 130
Cash operating costs	– R/tonne	Mar-19	2 470	3 105	4 171	2 241	2 084	2 516	3 231	1 998	2 264	2 613	55	57	159	417	121	822	378	757
		Mar-18	2 227	3 825	3 742	1 946	2 015	1 940	3 229	1 793	2 022	2 284	54	50	166	353	106	735	440	730
Cash operating cost and Capital[2]	– R/kg	Mar-19	638 561	452 803	410 872	761 640	531 558	629 738	552 080	587 358	494 715	551 694	462 415	391 797	461 348	608 775	495 727	545 903	494 769	539 182
		Mar-18	504 897	402 941	333 289	682 308	494 873	592 410	555 781	471 354	689 444	514 554	447 193	430 082	406 198	542 726	467 171	509 620	423 804	508 708
All-in sustaining cost	– R/kg	Mar-19	629 215	458 121	424 890	740 118	531 049	623 679	567 756	604 363	506 850	554 392	460 676	390 770	460 374	622 681	499 750	547 994	513 391	543 432
		Mar-18	511 169	426 592	353 250	630 641	514 515	604 494	578 648	493 222	694 908	525 926	444 333	423 160	404 463	563 321	471 874	518 855	519 339	518 861
Operating free cash flow margin[3]	%	Mar-19	(10%)	19%	29%	(26%)	10%	(6%)	7%	(2%)	15%	5%	18%	33%	20%	(3%)	15%	6%	10%	6%
		Mar-18	12%	9%	42%	(15%)	13%	(3%)	2%	17%	(21%)	9%	16%	26%	28%	3%	16%	10%	38%	10%

[1] No production for Hidden Valley was capitalised during the nine months ending March 2019. Ore milled for the nine months ended March 2018 includes 1 254 000 tonnes that was capitalised as part of the pre-stripping of stages 5 and 6. Gold produced for the nine months ended March 2018 includes 1 254 kilograms and gold sold 1 182 kilograms that was capitalised.

[2] Excludes investment capital for Hidden Valley included in the nine months ended March 2018 of R1 298 million.

[3] Excludes run of mine costs for Kalgold (Mar-19: R-0.76 million, Mar-18: R-5.554 million) and Hidden Valley (Mar-19: R-70.59 million, Mar-18: R10.016 million) as well as Hidden Valley's investment capital as per note 2.

Operating results – Nine months on Nine months (US$/imperial)

		Nine months ended	South Africa Underground production										South Africa Surface production					Total South Africa	Hidden Valley[1]	Total Harmony
			Tshepong operations	Moab Khotsong	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	Total Underground	Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface			
Ore milled – t'000	Mar-19		1 335	841	194	352	637	493	601	505	209	5 167	5 085	3 180	3 582	1 345	13 192	18 359	3 140	21 499
	Mar-18		1 421	77	197	383	569	563	532	533	341	4 616	4 991	3 130	1 978	1 268	11 367	15 983	1 645	17 628
Yield – oz/ton	Mar-19		0.144	0.235	0.315	0.102	0.135	0.140	0.194	0.108	0.142	0.163	0.004	0.004	0.010	0.022	0.007	0.051	0.045	0.050
	Mar-18		0.161	0.319	0.351	0.106	0.141	0.118	0.193	0.123	0.096	0.154	0.004	0.004	0.012	0.023	0.007	0.050	0.032	0.049
Gold produced – oz	Mar-19		192 423	197 920	61 119	35 847	85 939	68 899	116 643	54 464	29 771	843 025	17 908	13 792	36 523	29 064	97 287	940 312	142 299	1 082 611
	Mar-18		229 333	24 563	69 189	40 574	80 216	66 327	102 721	65 395	32 568	710 886	17 619	11 799	23 663	29 547	82 628	793 514	48 837	842 351
Gold sold – oz	Mar-19		190 011	196 795	60 186	36 748	85 649	69 799	118 539	53 595	29 483	840 805	17 747	13 728	36 233	29 417	97 125	937 930	142 427	1 080 357
	Mar-18		227 176	21 573	68 546	41 796	79 797	66 455	100 729	64 849	32 280	703 201	17 490	11 864	23 534	28 935	81 823	785 024	47 744	832 768
Gold price received – $/oz	Mar-19		1 291	1 246	1 293	1 295	1 299	1 294	1 292	1 293	1 290	1 282	1 254	1 295	1 280	1 295	1 282	1 282	1 250	1 278
	Mar-18		1 387	1 220	1 386	1 383	1 382	1 388	1 387	1 386	1 385	1 381	1 298	1 389	1 371	1 388	1 364	1 379	1 309	1 378
Gold revenue ($'000)	Mar-19		245 305	245 126	77 830	47 581	111 270	90 294	153 151	69 324	38 034	1 077 914	22 252	17 773	46 390	38 086	124 501	1 202 415	178 053	1 380 468
	Mar-18		315 128	26 320	95 002	57 820	110 294	92 229	139 725	89 912	44 701	971 131	22 697	16 482	32 268	40 165	111 612	1 082 743	12 755	1 095 498
Cash operating cost (net of by-product credits) ($'000)	Mar-19		211 976	167 850	52 020	50 664	85 348	79 502	125 006	64 828	30 319	867 513	18 003	11 579	36 680	36 062	102 324	969 837	76 304	1 046 142
	Mar-18		222 057	20 726	51 847	52 265	80 464	76 724	120 721	67 029	48 364	740 197	18 769	10 946	23 118	31 410	84 244	824 441	8 065	832 505
Inventory movement ($'000)	Mar-19		(3 414)	(1 867)	(1 453)	1 070	(728)	900	1 756	(1 245)	(629)	(5 610)	(232)	(16)	(372)	180	(439)	(6 049)	(648)	(6 698)
	Mar-18		(2 535)	(2 536)	(1 059)	1 573	(70)	224	(2 375)	(570)	(360)	(7 708)	(259)	164	(201)	(742)	(1 038)	(8 746)	2 918	(5 828)
Operating costs ($'000)	Mar-19		208 562	165 983	50 567	51 734	84 620	80 402	126 762	63 583	29 689	861 902	17 771	11 564	36 308	36 243	101 885	963 788	75 656	1 039 444
	Mar-18		219 522	18 190	50 788	53 838	80 394	76 948	118 346	66 459	48 004	732 489	18 510	11 110	22 917	30 668	83 206	815 695	10 983	826 677
Production profit ($'000)	Mar-19		36 743	79 142	27 263	(4 153)	26 650	9 892	26 389	5 741	8 345	216 012	4 481	6 209	10 082	1 844	22 615	238 627	102 397	341 024
	Mar-18		95 606	8 130	44 214	3 982	29 900	15 281	21 379	23 453	(3 303)	238 642	4 187	5 372	9 351	9 497	28 406	267 048	1 772	268 821
Capital expenditure ($'000)	Mar-19		58 827	29 662	3 324	9 511	15 331	16 122	16 918	5 675	2 142	157 512	248	330	456	2 933	3 967	161 479	78 863	240 342
	Mar-18		56 718	3 126	3 672	14 387	15 111	17 877	16 732	7 183	5 697	140 503	200	1 272	–	7 198	8 670	149 173	101 112	250 285
Cash operating costs – $/oz	Mar-19		1 102	848	851	1 413	993	1 154	1 072	1 190	1 018	1 029	1 005	840	1 004	1 241	1 052	1 031	536	966
	Mar-18		968	844	749	1 288	1 003	1 157	1 175	1 025	1 485	1 041	1 065	928	977	1 063	1 020	1 039	948	1 038
Cash operating costs – $/ton	Mar-19		159	200	268	144	134	161	208	128	145	168	4	4	10	27	8	53	24	49
	Mar-18		156	269	263	136	141	136	227	126	142	160	4	3	12	25	7	52	31	51
Cash operating cost and Capital[2] – $/oz	Mar-19		1 407	998	906	1 679	1 172	1 388	1 217	1 294	1 090	1 216	1 019	864	1 017	1 342	1 093	1 203	1 090	1 188
	Mar-18		1 216	971	802	1 643	1 191	1 426	1 338	1 135	1 660	1 239	1 077	1 036	977	1 307	1 124	1 227	1 184	1 227
All-in sustaining cost – $/oz	Mar-19		1 387	1 010	936	1 631	1 170	1 375	1 251	1 332	1 117	1 222	1 015	861	1 015	1 372	1 101	1 208	1 131	1 198
	Mar-18		1 231	1 027	850	1 518	1 239	1 455	1 393	1 187	1 673	1 266	1 070	1 019	974	1 356	1 136	1 249	1 253	1 249
Operating free cash flow margin[3] %	Mar-19		(10%)	19%	29%	(26%)	10%	(6%)	7%	(2%)	15%	5%	18%	33%	20%	(3%)	15%	6%	10%	6%
	Mar-18		12%	9%	42%	(15%)	13%	(3%)	2%	17%	(21%)	9%	16%	26%	28%	3%	16%	10%	38%	10%

[1]No production for Hidden Valley was capitalised during the nine months ending March 2019. Ore milled for the nine months ended March 2018 includes 1 383 000 tonnes that was capitalised as part of the pre-stripping of stages 5 and 6. Gold produced for the nine months ended March 2018 includes 40 328 ounces and gold sold 38 002 ounces that was capitalised.

[2]Excludes investment capital for Hidden Valley included in the March 2018 quarter of US$99 million.

[3]Excludes run of mine costs for Kalgold (Mar-19: US$-0.056 million, Mar-18: US$-0.423 million) and Hidden Valley (Mar-19: US$-5.002 million, Mar-18:US$0.760 million) as well as Hidden Valley's investment capital as per note 2.

CONTACT DETAILS

CORPORATE OFFICE

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za

DIRECTORS

PT Motsepe* (chairman)
M Msimang*^ (lead independent director)
JM Motloba*^ (deputy chairman)
PW Steenkamp (chief executive officer)
F Abbott (financial director)
JA Chissano*1^, FFT De Buck*^, KV Dicks*^, Dr DSS Lushaba*^
HE Mashego**, KT Nondumo*^
VP Pillay*^, MV Sisulu*^, JL Wetton*^, AJ Wilkens*
* Non-executive
** Executive
^ Independent
1 Mozambican

INVESTOR RELATIONS

E-mail: HarmonyIR@harmony.co.za
Mobile: +27 82 759 1775
Telephone: +27 11 411 2314
Website: www.harmony.co.za

COMPANY SECRETARY

Telephone: +27 11 411 6020
E-mail: companysecretariat@harmony.co.za

TRANSFER SECRETARIES

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, Ameshoff Street, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: 0861 546 572
E-mail: info@linkmarketservices.co.za
Fax: +27 86 674 4381

ADR* DEPOSITARY

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail queries: db@amstock.com
Toll free (within US): +1-886-249-2593
Int: +1-718-921-8124
Fax: +1-718-921-8334
*ADR: American Depositary Receipts

SPONSOR

JP Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

TRADING SYMBOLS

JSE Limited: HAR
New York Stock Exchange, Inc.: HMY

REGISTRATION NUMBER:

1950/038232/06
Incorporated in the Republic of South Africa

ISIN:

ZAE 000015228

HARMONY'S ANNUAL REPORTS

Harmony's Integrated Annual Report, and its annual
report filed on a Form 20F with the United States' Securities and
Exchange Commission for the financial year ended
30 June 2018 is available on our website
(www.harmony.co.za/invest)

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this report and the exhibits, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices; estimates of provision for silicosis settlement; statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labor disruptions; power cost increases as well as power stoppages, fluctuations and usage constraints; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; changes in government regulation and the political environment, particularly tax, mining rights, environmental regulation and business ownership including any interpretation thereof; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group's insurance coverage; and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company's latest Integrated Annual Report and Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company's other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. The foregoing factors and others described under "Risk Factors" should not be construed as exhaustive.

ELDRÉ
DTP SERVICES